

November 5, 2010

Mr. Armando Garcia
President
Homeland Resources Ltd.
6801 Los Trechos NE
Albuquerque, NM 87109

      Re: Homeland Resources Ltd.
              Form 8-K
              Filed November 2, 2010
              Response Letter Dated November 5, 2010
              File No. 333-147501

Dear Mr. Garcia:

      We have completed our review of your filings, and do not have any further comments at this time.

                Sincerely,

                Donald F. Delaney
                Staff Accountant